CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$1,245,000	$169.82

(1)           Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated October 24, 2012 (To Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

US$1,245,000

BARCLAYS 10Y TREASURY FUTURES INDEX™ BEARISH NOTES DUE OCTOBER 30, 2017

GENERAL TERMS:
Principal Amount:	US$1,245,000	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Return at Maturity:

If you hold the Notes to maturity, you will receive at least 100% of your principal, subject to the creditworthiness of Barclays Bank PLC.  The Notes are not, either directly or indirectly, an obligation of any third party, and any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.

		Original Issue Date:	October 30, 2012
Original Trade Date:	October 24, 2012	Maturity Date:	October 30, 2017
Valuation Dates:	We refer to October 24, 2012 as the “Initial Valuation Date” and October 25, 2017 as the “Final Valuation Date” (each, a “Valuation Date”).*
CUSIP /ISIN:	06741TFL6/US06741TFL61	Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Index:	Barclays 10Y Treasury Futures Index™
PAYMENT AT MATURITY TERMS:
Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment calculated as follows:

The greater of (i) (1) the principal amount of your Notes minus (2) (a) the principal amount of your Notes times (b) the Index Return times the Participation Rate; and (ii) the Minimum Payment Amount

Subject to Issuer credit risk, the principal value of the Notes is only protected if they are held to maturity.

Index Return:	Final Index Level – Initial Index Level	Participation Rate:	95%
Initial Index Level
Initial Index Level:

205.8071, the Index Level on the Initial Valuation Date.  On each Valuation Date, the Index Level will be calculated by the method described in “The Index—Calculation of the Index” in this pricing supplement.

		Final Index Level:	The Index Level on the Final Valuation Date.
Minimum Payment Amount:	The principal amount of your Notes	Maximum Payment Amount:	Not Applicable
INTEREST PAYMENT TERMS:

Interest Rate Type:	☐ Fixed Rate ☐ Regular Floating Rate ☒ The Notes will not pay any interest
OTHER TERMS:
Index Level:

For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “BXIIUS10” or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in below.

Scheduled Trading Day:	Any day the Index is published that is also an Index Business Day, as determined by the Calculation Agent in its sole discretion.
Index Business Day:	Any day that the Chicago Board of Trade is scheduled to be open for trading.
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC

	Price to Public	Agent’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	100.00%	0.00%	100.00%
Total	$1,245,000	$0.00	$1,245,000

(1)             Barclays Capital Inc. will receive commissions from the Issuer equal to 0.00% of the principal amount of the notes, or $0.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

*Subject to postponement in the event of a market disruption event and as described under “Reference Assets — Indices — Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Interest Rates, Currency Exchange Rates or Other Assets or Variables (Other than Equity Securities or Commodities)” in the prospectus supplement and “The Index — Modifications to the Index” in this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect t o the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Issuer Credit Risk” in this pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below.   We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this this pricing supplement, the prospectus, the prospectus supplement, and any relevant free writing prospectus for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you this pricing supplement, the prospectus, the prospectus supplement and any relevant free writing prospectus if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks not associated with an investment in conventional floating rate or fixed rate medium term notes. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Index Risk / Payment at Maturity— The return on the Notes is linked to the performance of the Index.  The Index reflects the returns, if any, available by maintaining a rolling position in 10-Year U.S. Treasury Notes futures contracts (the “10Y Treasury futures” and each, a “10Y Treasury futures contract”).  At any given time, the Index is comprised of a single 10Y Treasury futures contract that is either the contract closest to expiration, which is known as the “front 10Y Treasury futures contract”, or the next 10Y Treasury futures contract scheduled to expire immediately following the front 10Y Treasury futures contract.  The Notes are bearish on the Index, and you will receive a positive return on the Notes only if the level of the Index decreases over the term of the Notes.   Investing in the Notes is not equivalent to investing directly in a succession of 10-Year U.S. Treasury Notes futures contracts, and you will not have rights that investors in 10Y Treasury futures may have.

As the Notes are bearish on the Index, if the level of the Index has not decreased as of the Final Valuation Date and the Final Index Level is greater than or equal to the Initial Index Level, you will only receive the Minimum Payment Amount, subject to Issuer credit risk.  This will be true even if the value of the Index as of some date or dates prior to the Final Valuation Date would have been lower than the Initial Index Level.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  No Interest Payments—The Notes do not bear interest.  If the Final Index Level is greater than or equal to the Initial Index Level, you will receive no positive return on your Notes.

•                  The Level of the Index Prior to the Final Valuation Date Is Not Relevant in Calculating the Index Return—The Index Return used to calculate the Payment at Maturity depends on the closing level of the Index on the Final Valuation Date. If the Index Level on the Final Valuation Date is not below the Initial Index Level, you will not have any positive return on the Notes even if the level of the Index at any time prior to the Final Valuation Date is below the Initial Index Level.

•                  You Will Not be Fully Exposed to Any Decline in the Level of the Index—Because the formula used to calculate the Payment at Maturity includes a Participation Rate of 95.00%, you will not have one-for-one exposure to any decline in the Level of the Index. Accordingly, if the Index Return is negative, your return on the Notes will be less than the absolute value of the Index Return.  Therefore, the Notes will provide you with a lesser return than a comparable instrument that provides one-for-one exposure to any decline in the Index Level.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—Although you will not receive less than the principal amount of the Notes if you hold the Notes to maturity (subject to Issuer credit risk), the Original Issue Price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the Original Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

In addition, Barclays Bank PLC is the Index Sponsor (the “Index Sponsor”).  The Index Sponsor is responsible for the composition, calculation and maintenance of the Index.  The Index Sponsor has the discretion in a number of circumstances to make judgments and take actions in connection with the composition, calculation and maintenance of the Index, and any such judgments or actions may adversely affect the value of the Notes. The role played by Barclays Bank PLC as Index Sponsor, and the exercise of discretion described herein could present it with significant conflicts of interest in light of the fact that Barclays Bank PLC is the issuer of the Notes.  The Index Sponsor has no obligation to take the needs of any buyer, seller or holder of the Notes into consideration at any time.

With respect to distribution of the Notes, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes— The market value of your Notes may fluctuate between the date you purchase them and the Final Valuation Date.  You may also sustain a significant loss if you sell the Notes in the secondary market. Several factors, many of which are beyond our control, will influence the market value of the Notes.  In general, we expect that changes in the level of the Index will affect the market value of the Notes more than any other factors. Other factors that may influence the market value of the Notes include:

o                 supply and demand for the Notes, including inventory positions with Barclays Capital Inc. or any market maker;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•                  Our Business Activities May Create Conflicts of Interest—We and our affiliates expect to engage in trading activities related to futures or options on interest rates or the Index, or other derivative instruments with returns linked to futures, interest rates or the Index that are not for the accounts of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interest in the Notes and the interests that we and our affiliates will have in our and our affiliates’ proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our and our affiliates’ customers and in accounts under our and our affiliates’ management. These trading activities, if they influence the value of the Index, could be adverse to the interests of the holders of the Notes.

•                  The Closing Price of the Relevant 10Y Treasury Futures Contract May Not Be Readily Available—The closing price of the relevant 10Y Treasury futures contract is calculated and published by the Chicago Board of Trade (CBOT). The closing price of the relevant 10Y Treasury futures contract is used to calculate the level of the Index.  Any disruption in CBOT trading of the relevant 10Y Treasury futures contract could delay the release or availability of the closing price.  This may delay or prevent the calculation of the Index.

•                  Historical Levels of the Index Should Not Be Taken as an Indication of the Future Performance of the Index During the Term of the Notes—It is impossible to predict whether the Index will rise or fall. The actual performance of the Index over the term of the Notes, as well as the amount payable at maturity may bear little relation to the historical level of the Index.

•                  The Policies of the Index Sponsor and Changes That Affect the Composition and Valuation of the Index—The policies of the Index Sponsor concerning the calculation of the level of the Index could affect the value of the Index and, therefore, the amount payable on the Notes at maturity and the market value of the Notes prior to maturity.  The Index Sponsor may modify the methodology for calculating the value of the Index.  In addition, under a number of circumstances the Index Sponsor may make certain changes to the way in which the Index is calculated.  The Index Sponsor may also discontinue or suspend calculation or publication of the Index, in which case it may become difficult to determine the market value of the Index.  Any such changes could adversely affect the value of your Notes.  If events such as these occur, or if the value of the Index is not available or cannot be calculated for any reason, the Calculation Agent may be required to make a good faith estimate in its sole discretion of the value of the Index.

DETERMINING PAYMENT AT MATURITY

If you hold your Notes to maturity, you will, subject to our creditworthiness, receive a cash payment calculated as follows:

The greater of (i) (1) the principal amount of your Notes minus (2) (a) the principal amount of your Notes times (b) the Index Return times the Participation Rate; and (ii) the Minimum Payment Amount.  Subject to Issuer credit risk, the principal value of the Notes is only protected if they are held to maturity.  The Notes will not bear interest.

The table and examples below illustrate hypothetical Payments at Maturity per $1,000 principal amount of Notes.  These examples assume hypothetical Final Index Levels, as well as a value of 205.8071 for the Initial Index Level and are based on the Participation Rate of 95.00% and the Minimum Payment Amount of $1,000 per $1,000 principal amount of Notes.  The Initial Index Level  equals the closing level of the Index on the Initial Valuation Date.  The Final Index Level will be determined on the Final Valuation Date.

The following results are based solely on the hypothetical examples cited; the values in the table and examples below have been chosen arbitrarily for the purpose of illustrating various payment scenarios and should not be taken as indicative of the future performance of the Index.  The specific terms for each issuance of Notes will be determined at the time such Notes are priced.  Numbers in the table below have been rounded for ease of analysis.  These examples do not take into account any tax consequences from investing in the Notes.

Initial Index Level	Final Index	Index Return(1)	Payment at Maturity(2)
205.8071	288.1299	40%	$1,000.00
205.8071	267.5492	30%	$1,000.00
205.8071	246.9685	20%	$1,000.00
205.8071	226.3878	10%	$1,000.00
205.8071	205.8071	0%	$1,000.00
205.8071	185.2264	–10%	$1,095.00
205.8071	164.6457	–20%	$1,190.00
205.8071	144.0650	–30%	$1,285.00
205.8071	123.4843	–40%	$1,380.00
205.8071	102.9036	–50%	$1,475.00
205.8071	82.3228	–60%	$1,570.00
205.8071	61.7421	–70%	$1,665.00

1.               The Index Return is equal to the quotient of the Final Index Level minus the Initial Index Level divided by the Initial Index Level.

2.               The Payment at Maturity is equal to the greater of (1) the principal amount of your Notes minus (2) (a) the principal amount of your Notes times (b) the Index Return times the Participation Rate; and (ii) the Minimum Payment Amount

Example 1 – On the Final Valuation Date, the Final Index Level is 144.0650, which is less than the Initial Index Level of 205.8071, resulting in an Index Return of –30% and a Payment at Maturity of $1,285.00 per $1,000 principal amount.

Because the Final Index Level is less than the Initial Index Level, the Index Return is –30.00%, which is less than 0.00%, and, as a result, you will receive a Payment at Maturity equal to $1,285 per $1,000 principal amount, calculated as follows:

$1,000 – ($1,000 x the Index Return x Participation Rate)

$1,285.00 = $1,000 – ($1,000 x –30.00% x 95.00%)

Example 2 – On the Final Valuation Date, the Final Index Level is 205.8071, which is equal to the Initial Index Level of 205.8071, resulting in an Index Return of 0.00% and a Payment at Maturity of $1,000 per $1,000 principal amount.

Because the Final Index Level is equal to the Initial Index Level, the Index Return is 0.00%.  As a result, you will receive a Payment at Maturity equal to the Minimum Payment of Amount $1,000 per $1,000 principal amount, with no additional return.

Example 3 – On the Final Valuation Date, the Final Index Level is 288.1299, which is greater than the Initial Index Level of 205.8071, resulting in an Index Return of 40.00% and a Payment at Maturity of $1,000 per $1,000 principal amount.

Because the Final Index Level is greater than the Initial Index Level, the Index Return is greater than 0.00%.  As a result, you will receive a Payment at Maturity equal to the Minimum Payment Amount of $1,000 per $1,000 principal amount, with no additional return.

HYPOTHETICAL HISTORICAL AND HISTORICAL PERFORMANCE OF THE INDEX

The level of the Index is deemed to have been 100 on January 15, 1997, which is referred to as the “index commencement date”. The index sponsor began calculating the Index on January 15, 2009. Therefore, the historical information, including such information provided in the table and graph below, for the period from January 15, 1997 until January 15, 2009, is an historical estimate by the index sponsor using available data as an illustration of how the Index would have performed during the period had the index sponsor begun calculating the Index on the index commencement date using the methodology it currently uses. This data does not reflect actual performance, nor was a contemporaneous investment model run of the Index. Historical information for the period from and after January 15, 2009 is based on the actual performance of the Index.

All calculations of historical information are based on information obtained from various third party independent and public sources. The index sponsor has not independently verified the information extracted from these sources.

The following table and graph illustrate the performance of the Index from the index commencement date to October 24, 2012. Neither the estimated historical performance of the Index (for the period from January 15, 1997 until January 15, 2009) nor the actual historical performance of the Index (from the period after January 15, 2009) should be taken as an indication of future performance, and no assurance can be given that the level of the Index will decrease sufficiently to cause holders of the Securities to receive a payment at maturity in excess of the principal amount of such Securities.

Date	Level of the Index
January 15, 1997	100.00
December 31, 1997	104.96
December 31, 1998	111.00
December 31, 1999	100.90
December 29, 2000	111.01
December 31, 2001	114.73
December 31, 2002	131.98
December 31, 2003	134.80
December 31, 2004	140.31
December 30, 2005	139.40
December 29, 2006	137.09
December 31, 2007	145.94
December 31, 2008	170.86
December 31, 2009	164.98
December 31, 2010	177.78
December 31, 2011	200.33
October 24, 2012	205.8071

Hypothetical Historical Performance and Actual Performance of the Index from January 15, 1997 Through October 24, 2012

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

THE INDEX

The Barclays 10Y Treasury Futures Index™ (the “Index”) reflects the returns available by maintaining a rolling position in 10-Year U.S. Treasury Notes futures contracts (the “10Y Treasury futures” and each, a “10Y Treasury futures contract”).  10Y Treasury futures are legally binding agreements for the buying or selling of U.S. Treasury notes at a fixed price for physical settlement on a future date.  Each 10Y Treasury futures contract has a face value of $100,000 and requires the delivery of a U.S. Treasury bond with a remaining maturity term of no more than ten years and no less than six years and six months. 10Y Treasury futures are traded on the Chicago Board of Trade (“CBOT”).  The closing prices of 10Y Treasury futures are calculated by CBOT and reported on Bloomberg under symbol “TY”.  As used herein, an “Index Business Day” means any day that CBOT is scheduled to be open for trading.

At any given time, the Index is comprised of a single 10Y Treasury futures contract that is either the contract closest to expiration, which is known as the “front 10Y Treasury futures contract”, or the next 10Y Treasury futures contract scheduled to expire immediately following the front 10Y Treasury futures contract.  The Index  maintains its exposure to 10Y Treasury futures by closing out its position in the expiring front 10Y Treasury futures contract and establishing a new position in the next 10Y Treasury futures contract scheduled to expire immediately following the front 10Y Treasury futures contract, a process referred to as “rolling.”  The Index rolls into the next 10Y Treasury futures contract three Index Business Days before the end of the month immediately preceding the upcoming delivery month for the front 10Y futures contract (each such date, a “roll date”). The “delivery months” of 10Y Treasury futures are March, June, September and December, and their corresponding roll dates fall in the months of February, May, August and November.

The Index is maintained and calculated by Barclays Bank PLC (the “Index Sponsor”) and is denominated in U.S. dollars.  The Index Sponsor calculates the level of the Index at the close of business, London time, on each Index Business Day with respect to the prior Index Business Day and publishes it on http://www.barcap.com/indices shortly thereafter.  The level of the Index is also reported on Bloomberg page BXIIUS10.

Calculation of the Index

The level of the Index is deemed to have been 100 on January 15, 1997, which we refer to as the “index commencement date”.  On any given Index Business Day (for purposes of this section, a “Valuation Date”), the level of the Index is equal to:

where:

“It” means the level of the Index on the Valuation Date;

“It-1” means the level of the Index on the Index Business Day that immediately precedes the Valuation Date;

“Ft” means the closing price of the relevant 10Y Treasury futures contract on the Valuation Date.  On the roll date, Ft is calculated using the front 10Y Treasury futures contract.  On the day following the roll date and thereafter, Ft is calculated using the next futures contract that is scheduled to expire (which becomes the front 10Y Treasury futures contract after the current front 10Y Treasury futures contract expires); and

“Ft-1” means the closing price of the relevant 10Y Treasury futures contract on the Index Business Day that immediately precedes the Valuation Date.  On the roll date, Ft-1 is calculated using the front 10Y Treasury futures contract.  On the day following the roll date and thereafter, Ft-1 is calculated using the next futures contract that is scheduled to expire (which becomes the front 10Y Treasury futures contract after the current front 10Y Treasury futures contract expires).

The Index is calculated at the close of business, London time, on each Index Business Day with respect to the prior Index Business Day.

Modifications to the Index

The Index Sponsor does not presently intend to modify the method of calculating the Index as described above.  However, under certain circumstances described in this section, the Index Sponsor may, in its sole discretion, make modifications to the Index.  The Index Sponsor will promptly publish any such modifications on http://www.barcap.com/indices/.

Changes in 10Y Treasury Futures

If, in the sole discretion of the Index Sponsor, a “potential adjustment event” occurs with respect to the 10Y Treasury futures, the Index Sponsor may replace the 10Y Treasury futures with other futures contracts that it determines, in its sole discretion, are comparable for purposes of the Index to the 10Y Treasury futures being replaced.

A “potential adjustment event” includes any of the following:

•                              a change to the calculation methodology of the daily closing prices of 10Y Treasury futures;

•                              the occurrence of an event that causes CBOT not to calculate the daily closing prices of 10Y Treasury futures; and

•                              any event that the Index Sponsor determines may lead to any of the foregoing events.

Upon any replacement by the Index Sponsor of 10Y Treasury futures following a potential adjustment event, the Index Sponsor may make any adjustments to the Index as may, in its sole discretion, be required to render the Index comparable to the Index prior to the occurrence of the potential adjustment event.

Index Market Disruption and Force Majeure Events

If an “index market disruption event” or a “force majeure” event occurs or is continuing on any Index Business Day that, in the Index Sponsor’s sole discretion, affects the Index or the 10Y Treasury futures, the Index Sponsor may:

•                              make such determinations and/or adjustments to the terms of the Index as it deems appropriate in order to determine the level of the Index on such day (if such day is an Index Business Day);

•                              defer publication of information relating to the Index until the next Index Business Day on which such index market disruption or force majeure event, as applicable, is not continuing; and

•                              if such Index Business Day is a roll date, postpone such roll date to the next Index Business Day on which such index market disruption or force majeure event, as applicable, is not continuing.

Any of the following will constitute an “index market disruption event”:

•                              the occurrence or existence, on any Index Business Day at or during the one-hour period before the index valuation time, in relation to the 10Y Treasury futures (1) a suspension of, or limitation imposed on, trading on CBOT, or (2) any event that disrupts or impairs (as determined by the Index Sponsor in its sole discretion) the ability of market participants in general to effect transactions in relation to, or to obtain market values of, 10Y Treasury futures;

•                              the declaration of a general moratorium in respect of CBOT activities;

•                              on any Index Business Day, the failure of CBOT to publish the values of 10Y Treasury futures; or

•                              on any Index Business Day, the occurrence or existence of a lack of, or a material decline in, the liquidity in the market for trading in 10Y Treasury futures.

A “force majeure event” means, in respect of the Index, any systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance that is beyond the reasonable control of the Index Sponsor and that the Index Sponsor (in its sole discretion) determines affects the Index or the 10Y Treasury futures.

Taxation

If at any time the Index Sponsor determines that, as a result of the occurrence or continuance of a Change in Tax Event , it is necessary to change the 10Y Treasury futures or the method of calculating the Index, in order to offset the effect of such Change in Tax Event, the Index Sponsor may make such change or changes in its sole discretion.

A “Change in Tax Event” shall occur if in respect of the Index the Index Sponsor determines (a) there has been (or there is pending) a change in taxation generally affecting commercial banks organized and subject to Tax in the United Kingdom (including, but not limited to, any Tax generally imposed on commercial banks organized and subject to Tax in the United Kingdom), or (b) there has been (or there is pending) a change in taxation affecting market participants in the

United Kingdom or the United States generally who hold positions in 10 Y Treasury futures (including, but not limited to, any Tax generally imposed on market participants in the United Kingdom or the United States generally who hold positions in 10 Y Treasury Futures).

“Tax” means any present or future tax, levy, impost, duty, charge, assessment or fee of any nature (including, without limitation, interest, penalties, stamp duties and additions thereto) that is imposed or is to be imposed, whether by withholding, direct assessment or otherwise, by any government or other taxing authority.

Cessation of Trading and Other Termination Events

The Index Sponsor may, in its sole discretion, discontinue calculating the Index if any of the following events occurs:

•                              If 10Y Treasury futures cease (or will cease) to be publicly quoted for any reason and are not immediately re-listed on a quotation system in a manner acceptable to the Index Sponsor; or

•                              if, after the occurrence of a potential adjustment event, an adjustment in the determination of the Index Sponsor is not possible or not reasonably practical for any reason.

Change in Methodology

While the Index Sponsor currently employs the methodology described herein to rebalance and calculate the Index, it is possible that market, regulatory, juridical, financial, fiscal or other circumstances (including, but not limited to, any changes to or any suspension or termination of or any other events affecting 10Y Treasury futures) will arise that would, in the view of the Index Sponsor, necessitate a modification or change of such methodology.

Discontinuance, Modification or Unavailability of the Index

If the Index Sponsor discontinues publication of the Index, and Barclays or any other person or entity publishes an index that the Calculation Agent determines is comparable to the Index and the Calculation Agent approves such index as a successor index, then the Calculation Agent will determine the value of the Index on the applicable Valuation Date and the amount payable at maturity by reference to such successor index.

If the Calculation Agent determines that the publication of the Index is discontinued and there is no successor index, or that the closing value of the Index is not available for any reason, on the date on which the value of the Index is required to be determined, the Calculation Agent will determine the amount payable by a computation methodology that the Calculation Agent determines will as closely as reasonably possible replicate the Index.

If the Calculation Agent determines that the Index or the method of calculating the Index has been changed at any time in any respect, and whether the change is made by the Index Sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, or is due to any other reason – then the Calculation Agent will be permitted (but not required) to make such adjustments to the Index or method of calculating the Index as it believes are appropriate to ensure that the value of the Index used to determine the amount payable on the maturity date is equitable.

If the Calculation Agent determines that the value of the Index is not available, the Calculation Agent may postpone any Valuation Date, including the Final Valuation Date, and thus postpone the Maturity Date until the value of the Index becomes available. Notwithstanding the foregoing, in the event that a Valuation Date is postponed until the fifth Business Day following a scheduled Valuation Date, but the value of the Index is not available, that day shall nevertheless be a Valuation Date, and the Calculation Agent shall determine the value of the Index for purposes of the Notes on such day.

All determinations and adjustments to be made by the calculation agent may be made in the Calculation Agent’s sole discretion.

Trademark

The Barclays 10Y Treasury Futures Index™ is a trademark of Barclays Bank PLC.

Disclaimer

The Index Sponsor does not guarantee the accuracy and/or completeness of the Index, any data included therein, or any data from which it is based, and the Index Sponsor shall have no liability for any errors, omissions, or interruptions therein.

The Index Sponsor makes no warranty, express or implied, as to the results to be obtained from the use of the Index.  The Index Sponsor makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use with respect to the Index or any data included therein.  Without limiting any of the foregoing, in no event shall the Index Sponsor have liability for any special, punitive, indirect or consequential damages, lost profits, loss of opportunity or other financial loss, even if notified of the possibility of such damages.

Neither the Index Sponsor nor any of its affiliates or subsidiaries or any of their respective directors, officers, employees, representatives, delegates or agents shall have any responsibility to any person (whether as a result of negligence or otherwise) for any determination made or anything done (or omitted to be determined or done) in respect of the Index or publication of the level of the Index (or failure to publish such value) and any use to which any person may put the Index or the level of the Index. In addition, although the Index Sponsor reserves the right to make adjustments to correct previously incorrectly published information, including but not limited to the level of the Index, the Index Sponsor is under no obligation to do so and shall have no liability in respect of any errors or omissions.

Nothing in this disclaimer shall exclude or limit liability to the extent such exclusion or limitation is not permitted by law.

UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of Notes.  This summary supplements the section “Certain U.S. Federal Income Tax Considerations” in the prospectus supplement and supersedes it to the extent inconsistent therewith.

We intend to treat the Notes as contingent payment debt instruments subject to taxation as described under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the prospectus supplement.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.  As a result, you will be required to include original issue discount (“OID”) in income during your ownership of the Notes in excess of any cash payments made with respect to the Notes during one or more taxable years.  Additionally, you will generally be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the Notes.  Pursuant to the terms of the Notes, you agree to treat the Notes consistent with our treatment for all U.S. federal income tax purposes.

You may obtain the comparable yield and the projected payment schedule of the Notes by requesting them from Director – Structuring, Investor Solutions Americas, at (212) 412-1101.  The comparable yield and the projected payment schedule are neither predictions nor guarantees of the actual yield on the Notes.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any original issue discount, and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return.  U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000.  Significant penalties can apply if a holder fails to disclose its specified foreign financial assets.  We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Barclays Capital Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement.  The Agent is committed to take and pay for all of the Notes, if any are taken.

US$1,245,000

BARCLAYS BANK PLC

BARCLAYS 10Y TREASURY FUTURES INDEX™ BEARISH NOTES DUE OCTOBER 30, 2017

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO THE PROSPECTUS DATED AUGUST 31, 2010, AND THE

PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)